Exhibit 99.1

PRESS RELEASE

All amounts in Canadian dollars unless otherwise noted

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD RENEWABLE TO ISSUE CDN$500 MILLION OF MEDIUM-TERM NOTES

BROOKFIELD, News, August 9, 2016 – Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that it has agreed to issue CDN$500 million principal amount of medium-term notes, Series 10, due January 15, 2027, which will bear interest at a rate of 3.63% per annum, payable semi-annually (the “Notes”). The Notes will be fully and unconditionally guaranteed by Brookfield Renewable and certain of its key holding subsidiaries.

The Notes will be issued pursuant to Brookfield Renewable’s short form base shelf prospectus dated May 12, 2015, and a prospectus supplement and pricing supplement to be dated August 9, 2016. The issue is expected to close on or about August 12, 2016 subject to customary closing conditions.

Brookfield Renewable intends to use the net proceeds from the sale of the Notes to repay outstanding indebtedness and for general corporate purposes.

The Notes have been rated BBB by Standard & Poor's Rating Services and BBB (high), Stable trend by DBRS Limited.

The Notes are being offered through a syndicate of agents led by CIBC World Markets Inc., Scotia Capital Inc. and TD Securities Inc., and includes RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc. and National Bank Financial Inc.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world's largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Latin America and Europe and totals more than 10,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldrenewable.com.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with US$240 billion of assets under management.

For more information, please contact:

Zev Korman
Senior Vice President, Investor Relations
Tel: (416) 359-1955
Email: zev.korman@brookfieldrenewable.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, or variations of such words and phrases. Forward-looking statements in this news release include statements regarding the closing and use of proceeds of the offering. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.